UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   April, 2007

Commission File Number

000-51747

Sprout Development Inc.

(Translation of registrant’s name into English)

Alimou 8; 17455 Alimos; Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes

  No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprout Development Inc.

(Registrant)

Date:

May 4, 2007

By:         /s/ Rick Walchuk

Name:  Rick Walchuk – Chief Executive Officer

Appointment of Directors and Principal Officers.

On April 27, 2007, Mr. David Little was appointed as a Director of the Issuer.

Mr. Little is presently the Chairman, Chief Executive Officer and Director of Avery Resources Inc., a publicly traded oil and gas company which he founded in November 2002. From May 1985 to October 2002, Mr. Little was an investment advisor with Yorkton Securities.  Mr. Little has over 20 years of financial experience and has extensive experience as a director of several oil companies such as Trophy Resources Ltd., Resolution Energy Inc. and Energy North Inc.  Mr. Little holds an MBA from York University and a Bachelor of Science from the University of Western Ontario.

Mr. Avery has been appointed to chair Sprout’s Finance Committee.

Avery Resources Inc. is a reporting company on the TSX Venture Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROUT DEVELOPMENT INC.

By: /s/ Rick Walchuk

Name:

Rick Walchuk

Title:    President & CEO

Date: May 4, 2007

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